SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2005


                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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Attached hereto and incorporated by reference herein are the following:

A. The consolidated financial statements of Tefron Ltd. for the nine months period ended September 30, 2005, prepared in accordance with generally accepted accounting principles in the United States. These financial statements are in addition to the third quarter 2005 results that were contained in a press release and are being re-submitted as part of this Form 6-K. See C. below.

B. Management's discussion and analysis of financial condition and results of operations for the fiscal quarter ended September 30, 2005, with respect to the financial statements of Tefron.

C. A corrected press release announcing Tefron Ltd.'s third quarter 2005 results that was originally submitted under cover of Form 6-K on November 10, 2005. The Company is resubmitting this press release under cover of Form 6-K to correct the following errors:

     1.   In the Consolidated Statements of Operations:

          a. on the line item "Minority interest in earnings (losses) of a subsidiary" under the results for the three months and for the nine months ended September 30, 2004, the parentheses around the number "588" and "1,569", respectively, were deleted; and

          b. the heading "Minority interest in earnings (losses) of a subsidiary" was corrected to delete the word "(losses)".

     2.   In the Consolidated Balance Sheets:

          a. the heading "Other Long Term Investments" was corrected to be "Deferred Loan Issuance Costs";

          b. the heading "Deferred shares of NIS 1 par value . . etc." was corrected to "Deferred shares of NIS 1 par value: Authorized, issued and outstanding : 0, 4,500 and 4,500 shares at September 30, 2005 and 2004 and December 31, 2004, respectively";

          c. on the line item "Deferred shares of NIS 1 par value ..etc" under September 30, 2005, the number was corrected to " - " (zero);

          d. on the line item "Additional paid in capital, the number under September 30, 2005 was corrected to 82,798;

          e. on the line item "Trade receivables, net," the number under September 30, 2005 was corrected to 24,058;

          f. the heading "Trade receivables, net" was changed to "Trade receivables, net of allowance for doubtful accounts of $ 83, $ 78 and $ 252 at September 30, 2005 and 2004 and December 31, 2004, respectively"; and

          g. on the line item "Other accounts receivable and prepaid expenses," the number under September 30, 2005 was corrected to 4,672; and


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


     3.   In the Consolidated Statements of Cash Flows:

          a. on the line item "Depreciation, amortization and impairment of property, plant and equipment," the numbers were corrected to 7,287, 8671 and 3,991 for the nine months ended September 30, 2005 and 2004 and the three months ended September 30, 2004, respectively;

          b. on the line item "Amortization of deferred stock-based compensation," the numbers were corrected to 352 and 201 for the nine months ended September 30, 2004 and the three months ended September 30, 2004, respectively;

          c. the word "acquired" was deleted from the heading "Realization of pre-acquisition acquired operating losses";

          d. on the line item "Minority interest in earnings of a subsidiary," the number for the nine months ended September 30, 2005 was corrected to 989;

          e. the word "loss" was added to the end of the heading "Proceeds from Company insurance policy for plant and machinery;"

          f. the heading "Acquisition of Macro Clothing" was changed to "Additional payments on the account of the acquisition of Macro Clothing"; and

          g. the word "net" was deleted from the headings "Decrease in short-term bank credit, net" and "Decrease (increase) in deferred income taxes, net".

     4.   In the calculation of the EBITDA:

          a. on the line item "Depreciation and amortization," the numbers were corrected to 7,287, 8671 and 3,991 for the nine months ended September 30, 2005 and 2004 and the three months ended September 30, 2004, respectively;

          b. on the line item "Amortization of deferred stock-based compensation," the numbers were corrected to 352 and 201 for the nine months ended September 30, 2004 and the three months ended September 30, 2004, respectively;

          c. the EBITDA for the nine months and for the three months ended September 30, 2005 was corrected to 19,132 and 7,499, respectively;

          d. the words "(see statements of operations)" were added to the headings:

               "Income (loss) before taxes on income (benefit)"
               "Finance expenses, net" and
               "Other income, net"; and

          e. the words "(see cash flows statements)" were added to the heading "Amortization of deferred stock-based compensation".

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

     5.   In the text of the press release:

          a. at the end of the first page, EBITDA for the third quarter of 2004 was corrected to $2.6 million;

          b. at the end of the first paragraph on the second page, net income for the third quarter, excluding the described capital gain, was corrected to $2.4 million; and

          c. at the end of the second paragraph on the second page, the percentage increase of EBIDTA for the first nine months was corrected to 65.6% compared to the same period last year.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures. EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is presented in the earnings release because management believes that it enhances the understanding of our operating results and is of interest to our investors and lenders in relation to our debt covenants, as certain of the debt covenants include adjusted EBITDA as a performance measure. EBITDA, however, should not be considered as an alternative to operating income or income for the period as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flows form operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   TEFRON LTD.
                                   (Registrant)



                                   By: /S/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer


                                   By: /S/ Hanoch Zlotnik
                                   ----------------------
                                   Hanoch Zlotnik
                                   Finance Manager



Date: November 24, 2005


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